Take-Two Interactive Software, Inc.

622 Broadway

New York, NY 10012

April 16, 2009

VIA EDGAR AND OVERNIGHT COURIER

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2008
Filed on December 19, 2008
Form 10-Q for the Quarterly Period Ended January 31, 2009
File No. 001-34003

Dear Ms.  Collins:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K and Form 10-Q of Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), in your letter dated April 2, 2009.

For your convenience, your comments are set forth in this letter, followed by our responses.  The page numbers listed below track the page numbers in the Form 10-K and Form 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item IA.  Risk Factors

“We rely on a primary distribution service provider....”page 12

1.              We note your response to prior comment 2.  Based upon the current disclosure in your Form 10-K and the assertions contained in your response, it remains unclear to us how you have concluded that the company is not substantially dependent on its distribution services agreement with Ditan such that the agreement is not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  In particular, we again refer to the risk factor disclosure that states that failure of Ditan to perform as expected could “materially harm” your results of operations.  You assert in your response that the risk to the company of reliance on a primary distribution provider is not specific to Ditan, but would exist regardless of the identity of the provider.  The fact that the risk is not unique to Ditan, however, does not necessarily mean that the company is not substantially dependent on its agreement with Ditan.  Please provide further supplemental support for your conclusion that the distribution services agreement is not required to be filed.  To assist us in evaluating the significance of this agreement to the company, please also provide us with a supplemental copy of the agreement with Ditan.

We have noted your concern and will revise the risk factor referred to in this comment in our next Form 10-K to more accurately describe the risk and remove the reference to a dependency on the agreement with Ditan.  A revised draft of the risk factor is as follows:

We rely on a primary distribution service provider for a significant portion of our products and the failure of this service provider to perform as expected could harm our results of operations.

We sell our products to our customers in the United States primarily through a distribution service provider, Ditan Distribution, LLC.  Ditan provides shipping, receiving, warehouse management and related functions.  If Ditan does not perform these services in a satisfactory manner, or if we desire or are required to replace Ditan as our primary distributor and are unable to do so, our sales and results of operations could suffer.

A copy of the agreement with Ditan is being provided supplementally under separate cover requesting confidentiality.

Item 11.  Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on March 2, 2009)

Executive Compensation, page 36

2.              We note the assertion in your response to prior comment 18 that you believe you are unable to allocate the aggregate compensation paid by the company to ZelnickMedia among the executive officers provided to the company by ZelnickMedia because you are not aware of any such allocation and you do not have the right to require ZelnickMedia to disclose whether or not such an allocation exists.  Please consider adding disclosure to this effect to your executive compensation discussion in future filings, in order to explain to your readers why you have not quantified the indirect compensation awarded to certain of your executive officers pursuant to your arrangement with ZelnickMedia.

We note the Staff’s comment and will consider adding the suggested disclosure in future filings.

Item 13.  Certain Relationships and Related Transactions and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on March 2, 2009)

Certain Relationships and Related Transactions, page 52

3.              We note that in response to prior comment 12, you have added this section to your filing and disclosed as a related-party transaction your Management Agreement with ZelnickMedia.  You have not, however, disclosed in this section the approximate dollar amount involved in the company’s arrangement with ZelnickMedia, nor does the description of the Management Agreement that is cross-referenced in this section disclose clearly and in a single place the aggregate dollar amount of the compensation payable by the company to ZelnickMedia under the agreement, including the value of the equity-based compensation awarded to ZelnickMedia.  In light of the foregoing, please tell us how you believe you have complied with the requirement set forth in Item 404(a)(3) of Regulation S-K with respect to the company’s arrangement with ZelnickMedia.

In response to this comment, we included the requested disclosure in the supplement to our proxy statement filed by the Company with the Commission via EDGAR on April 6, 2009.

4.              You indicate that your Audit Committee conducts “an appropriate review” of all proposed related-party transactions.  We note that this language is taken verbatim from your Audit Committee’s Charter, but it is not clear from your disclosure the factors that are considered in analyzing a proposed related-party transaction. Please expand this disclosure in future filings to identify clearly, to the extent known, the standards to be applied in determining whether or not to approve or ratify a proposed related-party transaction, as called for by Item 404(b)(1) of Regulation S-K.

We note this comment and, to the extent known, will include additional disclosure in future filings with respect to the standards, if any, that are applied by our Audit Committee to determine whether or not to approve or ratify a proposed related-party transaction.

Item 15.  Exhibits, Financial Statements and Schedules, page 55

5.              We are continuing to consider your response to prior comment 6 and may have further comments on the matters addressed.

We note the Staff’s comment and will respond to any further comment you may have.

Form 10-Q for the Quarterly Period Ended January 31, 2009

General

6.              We are in receipt of your confidential treatment request for portions of a material agreement filed as an exhibit to your Form 10-Q for the quarterly period ended January 31, 2009.  We will transmit any comments we may have on this request under separate cover.

We note the Staff’s comment and will respond to any further comment you may have.

Note 9.  Legal and Other Proceedings, page 9

7.              We have reviewed response to prior comment 10 as it relates to pending litigation matters and note in your proposed disclosure that was included in your Form 10-Q for the quarterly period ended January 31, 2009 your statement that while there is a possibility that a loss may be incurred in excess of amounts accrued in your financial statements, you believe that such losses would not be material.  We caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you must either (a) disclose the estimated additional loss, or range of loss that is reasonably possible or (b) state that such an estimate cannot be made.  Refer to Question 2 of SAB Topic 5Y.

We note the Staff’s comment.  The Company regularly assesses the appropriateness and completeness of its disclosures and will continue to comply with the requirements of SFAS 5.

*  *  *  *  *  *  *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions.  Please contact me at (646) 536-3003, Dan Emerson, Associate General Counsel of the Company, at (646) 536-3008 or Ori Solomon of Proskauer Rose LLP at (212) 969-3624 should you have any questions or additional comments.

Very truly yours,

TAKE-TWO INTERACTIVE SOFTWARE, INC.

/s/ Lainie Goldstein
Lainie Goldstein
Chief Financial Officer

cc:	Patrick Gilmore (Staff)
Barbara Jacobs, Esq. (Staff)
Katherine Wray, Esq. (Staff)
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Ben Feder (Take-Two Interactive Software, Inc.)
Seth Krauss, Esq. (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Ori Solomon, Esq. (Proskauer Rose LLP)
Jim Johnston (Ernst & Young LLP)